                                    UNITED STATES
                               SECURITIES AND EXCHANGE
                                      COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 COMFORCE CORPORATION
                                 --------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)

                                       20038K10
                                       --------
                                    (CUSIP Number)

                                 MR. JOSEPH J. KEENAN
                          865 S. FIGUEROA STREET, SUITE 1500
                            LOS ANGELES, CALIFORNIA  90017
                            ------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                    JULY 29, 1996
                                    -------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (continued on following pages)
                                 (Page 1 of 13 Pages)

[1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


    CUSIP NO.  20038K10                     PAGE   2   OF   13   PAGES
- -------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Cypress Partners, L.P.              IRS No. 13-6312316
- -------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                (b) /X/

- -------------------------------------------------------------------------------
    3    SEC USE ONLY


- -------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
                                WC

- -------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         / /

- -------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

- -------------------------------------------------------------------------------
             NUMBER OF                           7 SOLE VOTING POWER
                                                      620,000
         SHARES BENEFICIALLY
                                                 ------------------------------
                                                 8 SHARED VOTING POWER
             OWNED BY
                                                      None
               EACH                              ------------------------------
                                                 9 SOLE DISPOSITIVE POWER
             REPORTING                                620,000

              PERSON                             ------------------------------
                                                 10 SHARED DISPOSITIVE POWER
               WITH
                                                      None
                                                 ------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   620,000
- -------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /

- -------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.2%


- -------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*          PN


- -------------------------------------------------------------------------------

                         SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


    CUSIP NO.  20038K10                     PAGE   3   OF   13   PAGES
- -------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Cypress International Partners Limited
- -------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                (b) /X/

- -------------------------------------------------------------------------------
    3    SEC USE ONLY


- -------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
                                WC

- -------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         / /

- -------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
               British Virgin Islands

- -------------------------------------------------------------------------------
             NUMBER OF                           7 SOLE VOTING POWER
                                                      110,000
        SHARES BENEFICIALLY
                                                 ------------------------------
                                                 8 SHARED VOTING POWER
              OWNED BY
                                                      None
                EACH                             ------------------------------
                                                 9 SOLE DISPOSITIVE POWER
              REPORTING                               110,000

               PERSON                            ------------------------------
                                                 10 SHARED DISPOSITIVE POWER
                WITH                                   None

                                                 ------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   110,000
- -------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /

- -------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     1.2%


- -------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*          OO


- -------------------------------------------------------------------------------

                         SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


    CUSIP NO.  20038K10                     PAGE   4   OF   13   PAGES
- -------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               David Furth
- -------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                (b) /X/

- -------------------------------------------------------------------------------
    3    SEC USE ONLY


- -------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
                                PF

- -------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         / /

- -------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S. Citizen

- -------------------------------------------------------------------------------
             NUMBER OF                           7 SOLE VOTING POWER
                                                      4,000
        SHARES BENEFICIALLY
                                                 ------------------------------
                                                 8 SHARED VOTING POWER
              OWNED BY
                                                      None
                EACH                             ------------------------------
                                                 9 SOLE DISPOSITIVE POWER
              REPORTING                               4,000

               PERSON                            ------------------------------
                                                 10 SHARED DISPOSITIVE POWER
                WITH                                   None

                                                 ------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,000
- -------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /

- -------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.04%


- -------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*          IN


- -------------------------------------------------------------------------------

                         SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                     SCHEDULE 13D


    CUSIP NO.  20038K10                     PAGE   5   OF   13   PAGES
- -------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Christiane Turner
- -------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / /
                                                                (b) /X/

- -------------------------------------------------------------------------------
    3    SEC USE ONLY


- -------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
                                PF

- -------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                         / /

- -------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S. Citizen

- -------------------------------------------------------------------------------
             NUMBER OF                           7 SOLE VOTING POWER
                                                      3,000
       SHARES BENEFICIALLY
                                                 ------------------------------
             OWNED BY                            8 SHARED VOTING POWER
                                                       None
              EACH
                                                 ------------------------------
            REPORTING                            9 SOLE DISPOSITIVE POWER
                                                      3,000
             PERSON
                                                 ------------------------------
              WITH                               10 SHARED DISPOSITIVE POWER
                                                      None

                                                 ------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,000
- -------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    / /

- -------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     0.03%


- -------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON*          IN


- -------------------------------------------------------------------------------

                         SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                                         6 of 13


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549













                                  S T A T E M E N T


                             Pursuant to Section 13(d) of
                           the Securities and Exchange Act
                           and Rule 13d-1 of the Securities
                               and Exchange Commission




                                CYPRESS PARTNERS, L.P.
                        CYPRESS INTERNATIONAL PARTNERS LIMITED
                                     DAVID FURTH
                                  CHRISTIANE TURNER

                                                                         7 of 13


              The following statement is submitted by Cypress Partners, L.P. ("Cypress"), Cypress International Partners Limited ("Cypress International"), David Furth and Christiane Turner (Cypress, Cypress International, Mr. Furth and Ms. Turner are collectively referred to herein as the "Reporting Parties") in accordance with the provisions of Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1 of the Securities and Exchange Commission (the "Commission").


ITEM 1.       SECURITY AND ISSUER

              This statement relates to the Common Stock of Comforce Corporation, a Delaware corporation (the "Issuer"), 2001 Marcus Avenue, Lake Success, New York 11042. As further described herein, the Reporting Parties purchased shares of the Issuer's Series E Convertible Participating Preferred Stock (the "Series E Preferred Stock") in private placements on April 26, 1996. This statement has been submitted by the Reporting Parties because the Designation of Rights and Preferences of the Series E Preferred Stock (the "Designation") (See Exhibit 7.1) provides that each share of Series E Preferred Stock automatically converts into 100 shares of the Issuer's Common Stock on the date the Issuer's Certificate of Incorporation is amended so that the Issuer has sufficient authorized and unissued shares of Common Stock to effect such conversion. The Issuer's Certificate of Incorporation has not been so amended, although the Stock Sale Agreements between the Reporting Parties and the Issuer (See Exhibits 7.2 - 7.5) contain the Issuer's representation and warranty that it will use its best efforts to cause such an amendment. The Issuer's revised preliminary proxy statement indicates that the Issuer intends to seek shareholder approval of such an amendment at its 1996 annual meeting, currently scheduled for July 29, 1996. The Designation also provides that each share of Series E Preferred Stock is entitled to 100 votes on all matters submitted to a vote of the stockholders of the Issuer.

ITEM 2.       IDENTITY AND BACKGROUND

              This statement is filed for:

              CYPRESS

              Cypress, a New York limited partnership, is a private investment partnership whose principal business and office address is 865 South Figueroa Street, Suite 1500, Los Angeles, California 90017.

              The general partners of Cypress are:

              -    Robert A. Day, Jr.
                   Trust Company of the West
                   865 South Figueroa Street
                   Los Angeles, California  90017

                                                                         8 of 13


                   Mr. Day is a U.S. citizen, principally occupied as Chairman, CEO & Managing Director of Trust Company of the West. Mr. Day is also the sole stockholder and Chairman of Oakmont Corporation, a California corporation ("Oakmont"), a registered investment advisor that provides investment advice to Cypress.

              -    Steven D. Holzman
                   Oakmont Corporation
                   865 South Figueroa Street
                   Los Angeles, California  90017

                   Mr. Holzman is a U.S. citizen, principally occupied as Managing Director of Oakmont.

              CYPRESS INTERNATIONAL

              Cypress International, a British Virgin Islands limited liability company, is a private investment partnership whose principal business and office address is 865 South Figueroa Street, Suite 1500, Los Angeles, California 90017.

              Highland Partners, a California general partnership, is a registered investment adviser that manages the investments of Cypress International. Mr. Day and Mr. Holzman are the general partners of Highland Partners.

              The officers and directors of Cypress International are:

              -    Damon P. DeLazlo              President and Director
                   Byron's Chambers
                   Albany, Piccadilly
                   London WTV 9RD

                   Mr. DeLazlo is a U.K. citizen, principally occupied as Chairman of Harwin Engineers, Purbrick Vicary Ltd. Mr. DeLazlo is a director of Oakmont.

              -    Peter L. Watts                Vice President and Director
                   P.O. Box 829
                   Charles House, Charles Street
                   St. Helier, Jersey
                   JE4 9NZ Channel Islands

                   Mr. Watts is a U.K. citizen, principally occupied as Managing Director of Continental Financial Services Limited.

                                                                         9 of 13


              -    Michael Fitzgerald            Secretary and Director
                   "Le Regina"
                   13-15 boulevard des Moulins
                   MC 98000 Monaco

                   Mr. Fitzgerald is a U.K. citizen, principally occupied as barrister and solicitor.

              -    Mr. Holzman                   Director

              DAVID FURTH

              David Furth
              Oakmont Corporation
              865 South Figueroa Street
              Los Angeles, California  90017

              Mr. Furth is a U.S. citizen, principally occupied as a Senior Vice President at Oakmont.

              CHRISTIANE TURNER

              Christiane Turner
              Oakmont Corporation
              865 South Figueroa Street
              Los Angeles, California  90017

              Ms. Turner is a U.S. citizen, principally occupied as the Managing Director of Cypress and a Senior Vice President at Oakmont.

              There is no information to report with regard to criminal or civil proceedings for the above mentioned individuals or the Reporting Parties.

              The Reporting Parties are not a group for purposes of transacting in the securities of the Issuer nor have they entered into any agreement (other than for purposes of the joint filing of this statement - See Exhibit 7.6) to act in concert in relation to such securities. However, this statement is being filed jointly because (i) Mr. Day and Mr. Holzman are the general partners of Cypress and also the general partners of the investment manager for Cypress International; and (ii) Mr. Day is the sole stockholder and an officer of Oakmont Corporation, and Mr. Holzman, Mr. Furth and Ms. Turner are also officers of Oakmont. Therefore, as a result of these interrelationships and pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, the Reporting Parties have agreed to this joint filing.

                                                                        10 of 13


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              The Reporting Parties expended the amounts shown below in their purchases of the number of shares shown below of Series E Preferred Stock. Payment was made from the working capital or personal funds of each of the Reporting Parties. No part of such payment was borrowed by any of the Reporting Parties.

                                         Number of
              Reporting Party          Preferred Shares         Funds Expended
              ---------------          ----------------         --------------

              Cypress                        6,200               $3,410,000
              Cypress International          1,100                  605,000
              Mr. Furth                         40                   22,000
              Ms. Turner                        30                   16,500
                                             -----                ---------

                           Total:            7,370               $4,053,500

ITEM 4.       PURPOSE OF TRANSACTION
              The Reporting Parties' purchases were made for investment purposes in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer. None of the Reporting Parties has any plan or proposal described in paragraphs (a) - (j) of Item 4 of
              Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              The Reporting Parties' holdings of Series E Preferred Stock, if converted into Common Stock at the conversion ratio of 100 shares of Common Stock per share of Preferred Stock, would result in the Reporting Parties holding the "as converted" number of shares of Common Stock and percentage ownership of the total number of shares of Common Stock outstanding shown below (based upon total outstanding shares of Common Stock of 9,343,198 as of June 14, 1996 as reported in the Issuer's Revised Preliminary Proxy Statement for its 1996 annual meeting).

                                         Number of            "As Converted"
                                       "As Converted"           Percentage
              Reporting Party     Shares of Common Stock        Ownership
              ---------------     ----------------------        ---------

              Cypress                      620,000                6.2%
              Cypress International        110,000                1.2
              Mr. Furth                      4,000                0.04
              Ms. Turner                     3,000                0.03
                                           -------                ----

                           Total:          737,000                7.3%

                                                                        11 of 13


              Mr. Day and Mr. Holzman share dispositive power of all 6,200 shares of Series E Preferred Stock held by Cypress in their capacities as general partners of Cypress.

              Mr. Day and Mr. Holzman share dispositive power of all 1,100 shares of Series E Preferred Stock held by Cypress International in their capacities as general partners of Highland Partners, the investment manager of Cypress International.

              Mr. Furth and Ms. Turner each have dispositive power over the number of shares of Series E Preferred Stock shown above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

              Each Reporting Party and the Issuer have entered into a Stock Sale Agreement, each of which is filed as an exhibit hereto, with respect to the Reporting Party's purchase of Series E Preferred Stock. The Stock Sale Agreements contain representations and warranties by the Issuer with respect to the conversion of the Series E Preferred Stock to Common Stock, as described under Item 1 above. The Issuer has also filed an amendment to its Registration Statement on Form S-1 to register additional shares of Common Stock, including the shares of Common Stock that will be held by the Reporting Parties upon conversion of their shares of Series E Preferred Stock. The Reporting Parties were advised to this effect by letter from the Issuer's counsel dated April 29, 1996 (See Exhibit 7.7). In addition, the Designation provides the voting rights described under Item 1 above.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.1 Designation of Rights and Preferences of Series E Preferred Stock (filed as an exhibit to the Issuer's Quarterly Report on Form 10-Q/A for the period ended March 31, 1996 and incorporated by reference herein).

Exhibit 7.2 Stock Sale Agreement between Cypress and the Issuer dated as of April 26, 1996

Exhibit 7.3 Stock Sale Agreement between Cypress International and the Issuer dated as of April 26, 1996.

Exhibit 7.4 Stock Sale Agreement between Mr. Furth and the Issuer dated as of April 26, 1996.

Exhibit 7.5 Stock Sale Agreement between Ms. Turner and the Issuer dated as of April 26, 1996.

Exhibit 7.6 Agreement of Joint Filing by and between Cypress, Cypress International, Mr. Furth and Ms. Turner dated July __, 1996.

                                                                        12 of 13


Exhibit 7.7 Letter dated April 29, 1996 from Issuer's counsel to Mr. Furth regarding registration of Reporting Parties' Common Stock.

                                                                        13 of 13


                                      SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Cypress Partners, L.P.                 Cypress International Partners Limited


By                                          By
   ------------------------                --------------------------
    Name: Robert A. Day                       Name:
    Title: General Partner                    Title:

Date: July __, 1996                         Date: July __, 1996


David Furth                            Christiane Turner


   ------------------------            ------------------------
    David Furth                           Christiane Turner

Date: July __, 1996                         Date: July __, 1996